United States securities and exchange commission logo





                       August 3, 2020

       Benjamin S. Miller
       Chief Executive Officer of Fundrise Advisors, LLC
       Fundrise Income eREIT II, LLC
       11 DuPont Circle, NW, 9th Floor
       Washington, DC 20036

                                                        Re: Fundrise Income
eREIT II, LLC
                                                            Post-Qualification
Amendment on Form 1-A
                                                            Filed July 9, 2020
                                                            File No. 024-10844

       Dear Mr. Miller:

                                                        We have reviewed your
amendment and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               You may contact Isaac Esquivel at 202-551-3395 or Shannon Menjivar at 202-551-3856
       if you have questions regarding the financial statements and related matters. Please contact
       Ronald (Ron) Alper at 202-551-3329 or Erin E. Martin at 202-551-3391 with any other questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Real Estate & Construction
       cc:                                              Mark Schonberger